CI Fund Management [redacted] 082-04994

CI Financial SUPPL 08000913 release

CI FINANCIAL INCOME FUND
December 31, 2007
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$605	$461	$144
CI money market	170	66	104
TOTAL CI Investments	$775	$527	$248
TOTAL United Financial	$113	$124	-$11
TOTAL CI	$888	$651	$237

FEE-EARNING ASSETS	November 30/07 (millions)	December 31/07 (millions)	% Change
CI mutual/segregated funds	$54,369	$54,350	0.0%
United Financial funds	9,442	9,276	-1.8%
	$63,811	$63,626	-0.3%
Structured products	708	531	-25.0%
TOTAL retail assets under management	$64,519	$64,157	-0.6%
Institutional managed assets	3,101	3,028	-2.4%
TOTAL assets under management	$67,620	$67,185	-0.6%
Assante assets under administration*	25,903	25,903	0.0%
Blackmont assets under administration	8,963	9,065	1.1%
TOTAL assets under administration	$34,866	$34,968	0.3%
CI other fee-earning assets	1,709	1,662	-2.8%
TOTAL FEE-EARNING ASSETS	$104,195	$103,815	-0.4%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	November 30/07 (millions)	December 31/07 (millions)	% Change
Monthly	$63,704	$64,340	1.0%
Quarter-to-date	$64,560	$64,486	-0.1%
Fiscal year-to-date	$65,015	$64,958	-0.1%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average retail assets	$58,735	$64,958	10.6%

EQUITY	
LP units	146,800,535
Trust units	139,351,799
Total outstanding units	286,152,334
Quarter-to-date weighted average units outstanding	285,351,397
Yield at $28.07	8.1%
In-the-money options	2,680,842
Percentage of all options	92%
All options % of units	1.0%

FINANCIAL POSITION (millions unless otherwise indicated)	
Bank debt	$928
Cash & marketable securities	(132)
Net debt outstanding	$796
Net debt to annualized EBITDA (most recent quarter)	1.09:1
In-the-money equity comp. liability (net of tax)	$19
Terminal redemption value of funds	$783
Quarter-to-date equity-based compensation**	$5

*Includes United Financial investment funds.

**Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($26.40) to December 31, 2007 ($28.07).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	47%	Asia	4%
United States	22%	Other	3%
Europe	12%	Cash	12%

CI FINANCIAL INCOME FUND December 31, 2007 YEAR-END STATISTICS			
YEAR-TO-DATE SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$8,269	$6,757	$1,512
CI money market	1,345	798	547
TOTAL CI Investments	$9,614	$7,555	$2,059
TOTAL United Financial	$1,780	$1,707	$73
TOTAL CI	$11,394	$9,262	$2,132

FEE-EARNING ASSETS	December 31/06 (millions)	December 31/07 (millions)	% Change
CI mutual/segregated funds	$51,854	$54,350	4.8%
United Financial funds	9,960	9,276	-6.9%
	$61,814	$63,626	2.9%
Structured products	923	531	-42.5%
TOTAL retail assets under management	$62,737	$64,157	2.3%
Institutional managed assets	0	3,028	n/a
TOTAL assets under management	$62,737	$67,185	7.1%
Assante assets under administration*	27,319	25,903	-5.2%
Blackmont assets under administration	0	9,065	n/a
TOTAL assets under administration	$27,319	$34,968	28.0%
CI other fee-earning assets	1,761	1,662	-5.6%
TOTAL FEE-EARNING ASSETS	$91,817	$103,815	13.1%

EQUITY	December 31/06	December 31/07	% Change
Outstanding units	280,132,687	286,152,334	2.1%
In-the-money options	4,539,300	2,680,842	-40.9%
Percentage of all units	1.6%	1.0%	n/a
Net debt (millions)	$539	$796	47.7%
Unit price	$26.72	$28.07	5.1%
Yield	8.1%	8.1%	n/a
Distributions paid/unit	$1.425	$2.200	54.4%
Total return	12.4%	13.8%	n/a

*Includes United Financial investment funds.

CI Financial **News Release**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending January 31, 2008

Toronto, January 4, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending January 31, 2008 of $0.04167 per Priority Equity Share and $0.0875 per Class A Share payable on January 31, 2008 to unitholders of record as at January 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cvb\funds\skylon\distributions\2008\jan\rel-cxc.doc

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX SYMBOL: CIX.UN**

Alan Radlo joins CI Investments to manage the Cambridge Funds

TORONTO (January 7, 2008) – CI Investments Inc. today announced the launch of the Cambridge Funds, a new family of mutual funds under the direction of highly regarded portfolio manager Alan Radlo.

Mr. Radlo is Chief Investment Officer of the Cambridge Funds team and is Lead Portfolio Manager of Cambridge Canadian Equity Corporate Class, Cambridge Canadian Asset Allocation Corporate Class and Cambridge Global Equity Corporate Class.

"CI's strategy is to offer the widest choice of top-ranked portfolio management teams and we are pleased to retain a manager with the stature and expertise of Alan Radlo," said Peter W. Anderson, Chief Executive Officer of CI. "Mr. Radlo has an exceptional track record, having rewarded investors with strong returns while providing downside protection in volatile markets. He has quite rightly earned a loyal following among Canadian advisors and investors."

Mr. Radlo came to prominence in the Canadian investment community through his work with Boston-based Fidelity Investments and its Canadian subsidiary. In his 21 years at Fidelity, he managed various Canadian equity, global equity and balanced portfolios. For the last 12 years, his focus was on managing mutual fund portfolios offered in Canada. When he left Fidelity in December 2006, he was responsible for approximately $10 billion in assets.

"I am excited to join with CI to launch a new family of funds," Mr. Radlo said. "I have admired CI for some time and have held CI Financial Income Fund as a core investment in my former portfolios.

"At CI, I am building a team to manage the Cambridge Funds using the principles and the approach that I have developed and refined over the last 25 years," he said. "I look forward to serving Canadian investors once again."

Mr. Radlo is Senior Vice-President, Portfolio Management, at CI Investments and will be based in Boston. As CI employees, the Cambridge team will have the full support of CI's administrative, technology and trading resources. CI's other in-house portfolio management teams are Signature Advisors, which manages over $20 billion, and Harbour Advisors, which manages more than $10 billion.

The Cambridge Funds are open-end mutual funds and part of the tax-efficient CI Corporate Class. They are available through financial advisors in Class A, F, I and W shares, and with T-Class, CI's tax-efficient cash flow service.

CI Investments **News Release**

Cambridge Canadian Equity Corporate Class has an investment objective to achieve long-term capital growth by investing, directly or indirectly, primarily in equity securities of Canadian companies.

Cambridge Canadian Asset Allocation Corporate Class has an objective to achieve a superior total investment return by investing, directly or indirectly, in a combination of primarily Canadian equity and fixed-income securities.

Cambridge Global Equity Corporate Class has an investment objective to achieve long-term capital growth by investing, directly or indirectly, primarily in equity securities of companies located anywhere in the world.

More information on the Cambridge Funds is available at www.ci.com.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $104 billion in fee-earning assets as of December 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

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For further information, contact:
Murray Oxby
Director, Communications
CI Investments Inc.
(416) 681-3254

82-4994

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Alan Radlo se joint à Placements CI à titre de gestionnaire des Fonds Cambridge

TORONTO (7 janvier 2008) – CI Investments Inc. a annoncé aujourd'hui le lancement des Fonds Cambridge, une nouvelle famille de fonds communs de placement sous la direction du gestionnaire de portefeuille renommé, Alan Radlo.

M. Radlo est chef de la direction de l'équipe des Fonds Cambridge et gestionnaire de portefeuille principal de la Catégorie de société d'actions canadiennes Cambridge, la Catégorie de société canadienne de répartition d'actifs Cambridge et la Catégorie de société d'actions mondiales Cambridge.

« CI, dont la stratégie est d'offrir le plus vaste choix d'équipes de gestion de portefeuille renommées, a le plaisir de retenir les services d'Alan Radlo, un gestionnaire qui possède une expertise et une expérience considérables » a déclaré Peter W. Anderson, chef de la direction de CI. « M. Radlo connaît un taux de réussite exceptionnel, tels qu'en font foi les solides rendements réalisés par les investisseurs qui ont également profité d'une protection contre les baisses des marchés volatils. C'est à ce titre qu'il s'est mérité la confiance fidèle des conseillers et investisseurs canadiens. »

M. Radlo a fait sa marque sur la scène des placements canadiens alors qu'il travaillait pour la filiale canadienne de Fidelity Investments, société siégée à Boston. Pendant les 21 années au cours desquelles il a travaillé pour Fidelity, M. Radlo a été responsable de la gestion de plusieurs portefeuilles d'actions canadiennes et mondiales et de placements équilibrés. Au cours des 12 dernières années, il a mis l'accent sur la gestion des portefeuilles de fonds communs offerts au Canada. Lorsqu'il a quitté son poste à Fidelity en décembre 2006, il était responsable d'un actif d'environ 10 milliards de dollars.

« C'est avec enthousiasme que je me joins à CI pour le lancement d'une nouvelle famille de fonds » a déclaré M. Radlo. « CI retient mon admiration depuis longtemps et CI Financial Income Fund comptait parmi les principaux investissements de mes anciens portefeuilles.

« À CI, mon mandat est de mettre en place une équipe qui sera responsable de la gestion des Fonds Cambridge. J'y parviendrai en appliquant les mêmes principes et démarches que j'ai développés et perfectionnés au cours des 25 dernières années » a-t-il ajouté. « J'ai hâte de fournir à nouveau des services aux investisseurs canadiens. »

M. Radlo, vice-président principal de la gestion des portefeuilles à Placements CI, assume les fonctions de son poste à partir de Boston. L'équipe Cambridge, composée d'employés de CI, pourra bénéficier d'un accès sans limite aux ressources administratives, technologiques et de négociation offertes par CI. Parmi les autres équipes de gestion de portefeuille internes à la

société CI sont Signature Advisors, qui gère plus de 20 milliards de dollars et Harbour Advisors, qui gère plus de 10 milliards de dollars.

Les Fonds Cambridge sont des fonds mutuels à capital variable qui font partie de la Catégorie de société CI fiscalement rentable. Ces Fonds sont disponibles par l'entremise de conseillers financiers en parts de catégorie A, F, I et W, ainsi que la Catégorie T, un programme offert par CI qui assure un flux de revenus à imposition privilégiée.

L'objectif de la Catégorie d'actions canadiennes Cambridge est d'obtenir une croissance du capital à long terme en investissant principalement, directement ou indirectement, dans des titres de sociétés canadiennes.

L'objectif de la Catégorie de société canadienne de répartition d'actifs Cambridge est d'obtenir un rendement supérieur en investissant, directement ou indirectement, dans une combinaison composée principalement d'actions et de titres à revenu fixe de sociétés canadiennes.

L'objectif de la Catégorie d'actions mondiales Cambridge est d'obtenir une croissance du capital à long terme en investissant principalement, directement ou indirectement, dans des titres de sociétés situées partout dans le monde.

Pour obtenir davantage de renseignements sur les Fonds Cambridge, veuillez consulter le site www.ci.com.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 94,3 milliards de dollars au 31 décembre 2007. CI offre une vaste gamme de produits et services de placement, y compris un choix de fonds de placement de premier rang.

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Pour de plus amples renseignements :
Murray Oxby
Directeur des communications
CI Investments Inc.
416-681-3254

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

Sheila A. Murray joins CI Financial Income Fund as Senior Vice-President and General Counsel

TORONTO (January 10, 2008) – CI Financial Income Fund ("CI") today announced the appointment of Sheila A. Murray as Senior Vice-President and General Counsel. Prior to joining CI, she was a senior partner at Blake, Cassels & Graydon LLP specializing in corporate finance and mergers and acquisitions.

"CI is fortunate to have attracted a senior lawyer of Sheila's calibre to our senior executive team," said Stephen A. MacPhail, President of CI Financial. "Sheila's 25 years of experience in M&A, regulatory issues and governance is a perfect fit for CI."

In her role, Ms. Murray will be responsible for all legal, regulatory and compliance matters for CI Financial and its subsidiaries CI Investments Inc., Assante Wealth Management (Canada) Ltd., Blackmont Capital Inc., United Financial Corporation, and KBSH Capital Management Inc. Her appointment was effective January 7, 2008.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $67.2 billion in assets under management and a total of $103.8 billion in fee-earning assets as of December 31, 2007. CI is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Master LP

SEC Mail Processing Section

News Release

FEB 20 2008

TSX Symbol: CIP.UN Washington, DC 112 **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP

ANNOUNCES RESULTS OF MEETING AND PROPOSAL BY AMALGAMATED INCOME LIMITED PARTNERSHIP

TORONTO, January 16, 2008 – CI GP Limited, the general partner (the "General Partner") of CI Master Limited Partnership (the "Partnership"), announced the results of the meeting of limited partners (the "Limited Partners") held today to consider the proposed transaction (the "Transaction") whereby the distribution agreements among the Partnership and certain mutual funds would be terminated in consideration for a termination payment by CI Investments Inc. ("CI") and the Partnership would be dissolved. The resolution of Limited Partners to proceed with the Transaction was defeated. Accordingly, the Transaction will not proceed. Just over 33% of the outstanding limited partnership units were represented and voted at the Meeting and approximately 52% of these units were voted against the Transaction.

The General Partner also announced that today it received a conditional, indicative offer from Amalgamated Income Limited Partnership ("Amalgamated LP"), an insider of the Partnership, in an executed letter of intent (the "Letter of Intent") dated January 16, 2008. The Letter of Intent contemplates an offer (the "Offer") by Amalgamated LP to purchase the assets of the Partnership for $5,169,584 (or $0.7561 per unit) consisting of up to $3,800,000 of redeemable, retractable 10% subordinated debentures in Amalgamated LP and cash in the amount of $1,539,584 less costs of the transaction and operating expenses until closing of $170,000. The Letter of Intent indicates that the Offer is conditional on, among other things, the approval of the board of directors of Amalgamated General Partner Ltd., the approval of Limited Partners, applicable securities law requirements, satisfactory completion of a due diligence review and the negotiation of a definitive acquisition agreement by February 11, 2008. The Letter of Intent is not binding and there can be no assurance that the Offer will be made by Amalgamated LP, or that, if made, the Offer will be completed. The General Partner is considering the terms of the Letter of Intent.

For further information:
Douglas J. Jamieson
Senior Vice-President and
Chief Financial Officer

CI GP Limited, the general partner of CI Master Limited Partnership
(416) 364-1145

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending January 31, 2008

Toronto, January 17, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending January 31, 2008 payable on February 14, 2008 to unitholders of record as at January 31, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cvb\funds\skylon\distributions\2008\jan\rel-aggregate.doc

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces 2008 distribution policy

TORONTO (January 23, 2008) – The Board of Trustees of CI Financial Income Fund ("CI") today announced a proposed distribution for 2008 of $1.98 per unit.

"This level is consistent with CI's longstanding policy of distributing all of its income," said Chief Executive Officer William T. Holland. "At CI's current asset levels, we believe that this payout is prudent and conservative, and it offers a very attractive yield to our unitholders. As always, we will continue to re-evaluate our policy on a quarterly basis."

An annual distribution of $1.98 represents an average of $0.165 per month. In 2007, CI paid a total distribution $2.20 or an average of $0.1833 per month. Today, the Board approved a monthly distribution of $0.16 commencing in March (with a payment date of March 15 and a record date of February 29), subsequent to the distributions of $0.19 per unit paid on January 15, 2008, and $0.19 to be paid on February 15, 2008.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
William T. Holland
Chief Executive Officer
(416) 364-1145

END